UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MISCOR Group, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60477P102

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,666,666

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,666,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,666,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,666,666

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,666,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,666,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,001,081

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,001,081

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,001,081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,001,081

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,001,081

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,001,081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 165,585

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 165,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 165,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 165,585

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 165,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 165,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,833,332

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,833,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,833,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on January 23, 2007 (the “Original 13D”), as amended on December 10, 2007, November 10, 2008 and February 3, 2010 (the Original 13D, together with the amendments, the “Schedule 13D”), and relates to the common stock, no par value (the “Common Stock”), of MISCOR Group, Ltd. an Indiana corporation (the “Company”).  The Company’s principal executive offices are located at 1125 South Walnut Street, South Bend, Indiana 46619.

Item 2.	Identity and Background

(a)  This Statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

(iii) Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;

(v) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(vi)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(vii) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP, TMF and TCP 2.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the principal business and principal office of each of TCP, TCO, TMF, TCM, TCP 2 and TAA is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)  The principal business of each of TMF, TCP and TCP 2 is serving as a private investment limited partnership.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TCM is serving as the general partner of TCP.   The principal business of TAA is serving as the general partner of TCP 2.  Mr. Gendell serves as the managing member of TCM and TCO.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO and TCM is a limited liability company organized under the laws of the State of Delaware.    Each of TMF and TCP 2 is a limited partnership organized under the laws of the Cayman Islands.    Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

As previously reported in Amendment No. 3 to this Schedule 13D, effective February 1, 2010, the Reporting Persons reallocated ownership of Common Stock among the entities comprising the Reporting Persons (the “Reallocation”).  When giving effect solely to the Reallocation, the aggregate Common Stock ownership of the Reporting Persons after the completion of the Reallocation is the same as the aggregate Common Stock ownership of the Reporting Persons before the Reallocation.  In connection with the Reallocation, shares of Common Stock owned by TMF (the “Transferred Shares”) were deemed to have been distributed in kind as of February 1, 2010 to certain investors holding ownership interests in TMF, with all of the Transferred Shares then being immediately contributed by such investors to TCP 2.  The number of Transferred Shares reported in Amendment No. 3 as being contributed to TCP 2 was a preliminary estimate by the Reporting Persons.   On March 2, 2010, the Reporting Persons finalized the actual number of Transferred Shares.  The number of Transferred Shares deemed distributed in kind by TMF is 165,585 shares of Common Stock, with all of such shares having been immediately contributed to TCP 2.  The consideration for the Transferred Shares contributed to TCP 2 consists of ownership interests in TCP 2 issued to such contributing TMF investors.  Also in connection with the Reallocation, certain investors holding partnership interests in TCP contributed such interests to TCP 2 and, in exchange, received ownership interests in TCP 2, with TCP 2 holding, as a result, the contributed TCP partnership interests.  The completion of the transactions described in this paragraph has not changed the Reporting Persons’ purposes in holding shares of Common Stock as described in this Schedule 13D.

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TMF and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

Under the Initial Securities Purchase Agreement (as hereinafter defined), so long as the Reporting Persons hold at least 10% of the Common Stock, they have the right to appoint one member of the Company’s Board of Directors.  If the Reporting Persons hold 20% or more of the Common Stock, they have the right to appoint two members of the Company’s Board of Directors if the Board of Directors consists of six or more directors at that time.  The Company’s Board currently consists of three directors.  Additionally, pursuant to the New Securities Purchase Agreement (as hereafter defined), TCP and TMF agreed to vote their shares in favor of certain proposals by the Company to increase the number of authorized shares under the Company’s Amended and Restated Articles of Incorporation, as described in Item 6 below.

As discussed herein, the Reporting Persons’ rights to nominate directors, to appoint representatives to observe Board meetings, and to require the Company to limit the size of the Board, are dependent on the Reporting Persons’ ownership of a certain aggregate percentage of Common Stock.  Accordingly, the disposition of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company's Board of Directors.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

A. Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 4,666,666.  Percentage: 39.5%.  The amounts of Common Stock owned by the Reporting Persons disclosed in this Amendment No. 4 to Schedule 13D give effect to the 25-for-1 reverse stock split that became effective on January 14, 2008.  The percentages used herein and in the rest of Item 5 are calculated based upon 11,801,326 shares of Common Stock issued and outstanding as of November 19, 2009, as disclosed in the Company’s Quarterly Report on Form 10-Q filed on November 23, 2009.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  4,666,666

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  4,666,666

(c)  TCP has not engaged in any transactions of Common Stock since the filing of Amendment No. 3 to this Schedule 13D on February 3, 2010.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

(a)  Aggregate number of shares beneficially owned:  4,666,666.   Percentage:  39.5%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  4,666,666

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  4,666,666

(c)  TCM has not engaged in any transactions of Common Stock since the filing of Amendment No. 3 to this Schedule 13D on February 3, 2010.

(d)  Not applicable.

(e)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

(a)  Aggregate number of shares beneficially owned: 1,001,081.   Percentage: 8.5%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,001,081

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,001,081

(c)  Except as disclosed herein, TMF has not engaged in any transactions in Common Stock since the filing of Amendment No. 3 to this Schedule 13D on February 3, 2010.

(d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)  Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

(a)  Aggregate number of shares beneficially owned: 1,001,081.   Percentage: 8.5%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,001,081

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,001,081

(c)  Except as disclosed herein, TCO has not engaged in any transactions in Common Stock since the filing of Amendment No. 3 to this Schedule 13D on February 3, 2010.

(d)  Not applicable.

(e)  Not applicable.

E. Tontine Capital Overseas Master Fund II, L.P.

(a)  Aggregate number of shares beneficially owned: 165,585.  Percentage: 1.4%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   165,585

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  165,585

(c)  Except as disclosed herein, TCP 2 has not engaged in any transactions in Common Stock since the filing of Amendment No. 3 to this Schedule 13D on February 3, 2010.

(d)  TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)  Not applicable.

F.  Tontine Asset Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned: 165,585.  Percentage: 1.4%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   165,585

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  165,585

(c)  Except as disclosed herein, TAA has not engaged in any transactions in Common Stock since the filing of Amendment No. 3 to this Schedule 13D on February 3, 2010.

(d)  Not applicable.

(e)  Not applicable.

E.  Jeffrey L. Gendell

(a)  Aggregate number of shares beneficially owned: 5,833,332.   Percentage: 49.4%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  5,833,332

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  5,833,332

(c)  Mr. Gendell has not engaged in any transactions in Common Stock since the filing of Amendment No. 3 to this Schedule 13D on February 3, 2010.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A. Initial Securities Purchase Agreement

On January 18, 2007, TCP, TMF and the Company entered into a Securities Purchase Agreement (the “Initial Securities Purchase Agreement”).  Under the Initial Securities Purchase Agreement, so long as the Reporting Persons hold at least 10% of the Common Stock, they have the right to appoint one member of the Company’s Board of Directors.  If the Reporting Persons hold 20% or more of the Common Stock, they have the right to appoint two members of the Company’s Board of Directors if the Board of Directors consists of six or more directors at that time.  The Company has agreed that it shall limit the number of directors serving on its Board to no more than seven directors for so long as the Reporting Persons have the right to appoint directors to the Company’s Board of Directors.  In addition, so long as the Reporting Persons hold 10% or more of the Common Stock, they have the right to appoint a representative to observe all Board meetings of the Company, the Company’s subsidiaries and their respective committees.  Under the Initial Securities Purchase Agreement, TCP and TMF have the right to participate in any future offerings, sales or exchanges by the Company of Common Stock or securities convertible into or exercisable for Common Stock so as to maintain their respective percentage ownership on a fully diluted basis.  The Initial Securities Purchase Agreement contains standard representations and warranties, as well as other customary terms and conditions.

B. New Securities Purchase Agreement

Under a Securities Purchase Agreement dated as of November 30, 2007, by and among TCP, TMF and the Company (the “New Securities Purchase Agreement”), the parties affirmed certain rights of TCP and TMF to appoint one or more members and an observer to the Company’s Board and certain preemptive rights initially granted to TCP and TMF pursuant to the Initial Securities Purchase Agreement.  Pursuant to the New Securities Purchase Agreement, TCP and TMF also agreed to vote their shares in favor of certain proposals by the Company to amend its Amended and Restated Articles of Incorporation to increase the number of authorized shares thereunder.  The New Securities Purchase Agreement was subject to the Reporting Persons receiving a restated irrevocable proxy from John A. Martell, the Chairman and CEO of the Company, which is described in greater detail below.  The New Securities Purchase Agreement contains standard representations and warranties, as well as other customary terms and conditions.

C. Amended and Restated Registration Rights Agreement

On November 30, 2007, TCP, TMF and the Company entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) that amended and restated the Registration

Rights Agreement by and among the Company, TCP and TMF, dated January 18, 2007. Pursuant to the Amended and Restated Registration Rights Agreement, the Company agreed to (i) use its reasonable best efforts to cause the Registration Statement on Form S-1 filed by the Company on July 13, 2007 to be declared effective (as amended, the “Resale Registration Statement”), (ii) file one or more shelf registration statements covering the remaining shares of Common Stock held by TCP and TMF, and (iii) grant to TCP and TMF (and their qualifying transferees), certain demand and “piggyback” registration rights in connection with their remaining shares of Common Stock.  The registration rights granted under the Amended and Restated Registration Rights Agreement terminate with respect to TCP and TMF (and any of their qualifying transferees) when such party no longer holds any “registrable securities” (as defined in the Registration Rights Agreement).  With the exception of certain expenses, such as underwriting discounts and commissions, the Company has agreed to pay all expenses incident to its performance of or compliance with the Amended and Restated Registration Rights Agreement, including the reasonable fees and expenses of counsel retained by the holders of registrable securities requested to be included in a registration statement.  On September 2, 2008, the Resale Registration Statement, covering the resale of 2,500,000 shares of Common Stock held by the Reporting Persons, was declared effective.

D. Restated Irrevocable Proxy

John A. Martell, the Chairman and CEO of the Company entered into a Restated Irrevocable Proxy (the “Restated Irrevocable Proxy”) granting the Reporting Persons a right to vote his shares of Common Stock (i) to ensure that any future acquisitions by the Reporting Persons of up to 50% of the fully-diluted outstanding Common Stock will not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority; and (ii) for the election of directors for the purpose of enforcing the right of the Reporting Persons to appoint its designees to the Company’s Board of Directors.   Pursuant to the Restated Irrevocable Proxy, Mr. Martell also agreed in his capacity as a director of the Company to vote for the Board designees of the Reporting Persons and to enforce the rights of TCP and TMF in connection with any future acquisitions by them of Common Stock.

The foregoing summaries of the Initial Securities Purchase Agreement, the New Securities Purchase Agreement, the Amended and Restated Registration Rights Agreement and the Restated Irrevocable Proxy do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 through 4, which are incorporated by reference herein.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1.  Securities Purchase Agreement dated January 18, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and MISCOR Group, Ltd.  (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Commission on January 23, 2007.)

2.  Securities Purchase Agreement dated November 30, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and MISCOR Group, Ltd.  (Previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Commission on December 10, 2007.)

3.  Amended and Restated Registration Rights Agreement dated November 30, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and MISCOR Group, Ltd.  (Previously filed as Exhibit 3 to the Reporting Persons’ Schedule 13D, filed with the Commission on December 10, 2007.)

4. Restated Irrevocable Proxy of John A. Martell, dated November 30, 2007.   (Previously filed as Exhibit 4 to the Reporting Persons’ Schedule 13D, filed with the Commission on December 10, 2007.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2010
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., and as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., and as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P.

Name/Title